Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1                        Name and Address of Company

DragonWave Inc. (the “Company”)

600-411 Legget Drive

Ottawa, Ontario

Canada, K2K 3C9

Item 2                        Date of Material Change

May 3, 2012

Item 3                        News Release

A news release with respect to the material change referred to in this report was issued by the Company through Marketwire and filed on the system for electronic document analysis and retrieval (SEDAR) on May 3, 2012.

Item 4                        Summary of Material Change

On May 3, 2012, the Company and its wholly-owned subsidiary incorporated in Luxembourg, DragonWave S.à r.l. (the “Purchaser”), entered into an amended and restated master acquisition agreement (the “Amended Agreement”) with Nokia Siemens Networks B.V. (“NSN”) to acquire certain assets and liabilities of NSN, namely its microwave transport business, including the associated operational support systems (OSS) and related support functions (the “Business”). The Amended Agreement replaces the Master Acquisition Agreement dated November 4, 2011. Under the terms of the Amended Agreement, the Purchaser would become the preferred strategic supplier of packet microwave and related products to NSN and the two companies would jointly coordinate technology development activities. The consideration to be paid for the Business includes approximately €11,700,000 in cash and €5,000,000 in common shares of the Company (the “Common Shares”). The Purchaser will also acquire other assets under a capital asset lease or other deferred sale arrangements with a value of approximately €3,600,000. The sales performance based earn-out payments have been eliminated. Closing of this transaction (“Closing”) is expected to occur on June 1, 2012. However, the acquisition of the operations in China is expected to be formally completed in the second half of 2012, once all the licenses and permissions to do so are in place.

Item 5                        Full Description of Material Change

On May 3, 2012, the Company and the Purchaser entered into the Amended Agreement with NSN. On Closing, the Purchaser will acquire the Business for consideration payable in an amount of approximately €11,700,000 in cash (the “Cash Consideration”) and a number of Common Shares having an aggregate fair market value of €5,000,000 (the “Share Consideration”). The Cash Consideration will be paid in Euros on Closing and will be subject to customary adjustments. The Share Consideration will be issued and delivered by the Purchaser to NSN (or as NSN may otherwise direct) on Closing and will be subject to a lock-up restricting sale or disposition (subject to customary exceptions). Subject to applicable stock exchange rules, the aggregate fair market value of the Share Consideration will be determined by calculating the volume weighted average price of the Common Shares on the Toronto Stock Exchange for the five trading day period ending on the date which is two trading days prior to Closing, which will be converted into Euros with reference to the closing mid-point Euro/Canadian Dollar average spot rate applicable for such five trading day period. The number of Common Shares issued and delivered as part of the Share Consideration is subject to certain limitations to comply with securities law and stock exchange requirements.

In addition to the Cash Consideration and Share Consideration, the Purchaser will enter into capital asset lease and deferred sale arrangements with a value of approximately €3,600,000. In keeping with the simplification of this transaction, the sales performance based earn-out payments have been eliminated.

This transaction is expected to be financed through a combination of cash on its balance sheet and increased debt facilities provided by Comerica Bank and Export Development Canada. Such debt facilities are subject to conditions and will be entered into on and subject to Closing.

The NSN microwave transport assets in Italy, including its employees, will not transfer to the Purchaser under the Amended Agreement. On Closing, the Purchaser will enter into a services agreement (the “Services Agreement”) with NSN for outsourced R&D, product management, sales support and operations functions aimed at enhancing the Company’s ability to deliver on critical customer deliveries. The Services Agreement contemplates the potential transfer of the microwave transport assets in Italy to the Purchaser upon termination of the Services Agreement.

Approximately 130 NSN employees based in Shanghai are expected to transfer to the Purchaser at the formal completion of the acquisition of the operations in China.

Closing is subject to customary conditions and is expected to occur on June 1, 2012.

The Amended Agreement contains standard non-compete and non-solicitation provisions in favour of the Company and the Purchaser.

Item 6                        Reliance on Subsection 7.1(2) of National Instrument 51-102

N/A

Item 7                        Omitted Information

N/A

Item 8                        Executive Officer

Inquiries in respect of the material change referred to herein may be made to:

Russell Frederick, Chief Financial Officer, +1 613 599 9991, ext 2253

Item 9                        Date of Report

May 11, 2012